UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE l3D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)*

ASTA FUNDING, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

0462220109
(CUSIP Number)

with a copy to:
Mitchell Herman	Alan Wovsaniker
Asta Funding, Inc.	Lowenstein Sandler PC
210 Sylvan Avenue	65 Livingston Avenue
Englewood Cliffs, New Jersey 07632	Roseland, New Jersey 07068
(201) 567-5648	(973) 597-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0462220109

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):
Gary Stern

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions):	Not Applicable

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	Not Applicable

6)	Citizenship or Place of Organization:	USA

Number of	7)	Sole Voting Power: 607,279*
Shares Beneficially	8)	Shared Voting Power: 0
Owned by
Each Reporting	9)	Sole Dispositive Power: 607,279*
Person With:	10)	Shared Dispositive Power: 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	607,279*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	X

13)	Percent of Class Represented by Amount in Row (11):	9.8%

14)	Type of Reporting Person (See Instructions):	IN

* Includes (i) 231,000 shares of common stock, par value $.01 (the “Common Stock”), of Asta Funding, Inc. issuable upon exercise of options that are exercisable within 60 days of June 27, 2003, (ii) 98,328 shares of Common Stock owned by Gary Stern as custodian for his minor children, and (iii) 142,761 shares of Common Stock owned by Asta Group, Incorporated (“Group”) which shares are attributable to Mr. Stern based on his percentage ownership of Group. Excludes 700,000 shares owned by GMS Family Investors LLC which shares are attributable to Gary Stern based on his percentage ownership of such LLC. Gary Stern does not have voting or investment power with respect to any of the shares held by the LLC and disclaims beneficial ownership of the shares owned by the LLC. Also excludes 82,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of June 27, 2003, and 98,328 shares of Common Stock held by one of his children who is no longer a minor and for which he disclaims beneficial ownership.

2

Gary Stern (the “Reporting Person”) hereby amends the Schedule 13D, as previously amended, as of the date hereof, relating to the shares of common stock, par value $.01 per share (the “Common Stock”) of Asta Funding, Inc. (the “Issuer”), as follows:

Item 5.    Interest in Securities of the Issuer.

(a)      Based upon the information contained in the Issuer’s amended Registration Statement on Form S-1, as of June 27, 2003, there are issued and outstanding 6,209,483 shares of Common Stock.

(b)      The Reporting Person is deemed to beneficially own 607,279 shares of Common Stock or 9.8% of the shares of Common Stock. The Reporting Person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 607,279 shares of Common Stock, excluding: (i) 400,000 shares owned by GMS Family Investors LLC which share are attributable to the Reporting Person based on his percentage ownership of such LLC and over such shares the Reporting Person does not have voting or investment power and disclaims beneficial ownership of such shares, (ii) 82,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of June 27, 2003, and 98,328 shares of Common Stock held by one of his children who is no longer a minor and for which he disclaims beneficial ownership.

(c)      The following table details the transactions by the Reporting Persons or entities controlled by the Reporting Person in the Common Stock in the past sixty (60) days:

Person Effecting Transaction	Date	Quantity	Price	Transaction Type

Reporting Person	May 30, 2003	700,000	N/A	Gift to GMS Family Investors LLC

(d)      Not applicable.

(e)      Not applicable.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2003

Date

/s/ Gary Stern

Signature

Gary Stern/Chief Executive Officer

Name/Title

Attention: Intentional Misstatements or Omissions of Fact Constitute Federal Criminal Violations (See 18 U.S.C. 1001).